UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                  FORM 6-K

        REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 OR 15d-16
                 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                        For the month of July, 2003

                            GRUPO TELEVISA, S.A.
                -----------------------------------------------
              (Translation of registrant's name into English)

     Av. Vasco de Quiroga No. 2000, Colonia Sante Fe 01210 Mexico, D.F.
 --------------------------------------------------------------------------
                  (Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

             Form 20-F       X                       Form 40-F

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                  Yes                                No      X



     (If "Yes" is marked indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b): 82 .)



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[TELEVISA LOGO]

                                                          PRESS RELEASE
                                                          FOR IMMEDIATE RELEASE


Mexico City, July 10, 2003-- Grupo Televisa, S.A. (NYSE:TV; BMV: TLEVISA
CPO) today issued the following statement in response to recent press reports regarding the Company's option to acquire an equity stake in SBT, Brazil's second largest television network, which was granted to Televisa as part of programming arrangements in April 2001 and expires in December 2006:

Televisa has not initiated any negotiations with SBT or any other third party in regards to this option. Televisa is not currently evaluating the exercise of this option.

Grupo Televisa S.A., is the largest media company in the Spanish-speaking world, and a major player in the international entertainment business. It has interests in television production and broadcasting, programming for pay television, international distribution of television programming, direct-to-home satellite services, publishing and publishing distribution, cable television, radio production and broadcasting, professional sports and show business promotions, paging services, feature film production and distribution, dubbing, and the operation of a horizontal Internet portal. Grupo Televisa also has an unconsolidated equity stake in Univision, the leading Spanish-language television company in the United States.

                                    ###


Contacts:

     In Mexico:
     Michel Boyance/Alejandro Eguiluz
     Grupo Televisa, S.A.
     Av. Vasco de Quiroga No. 2000
     Colonia Santa Fe
     01210 Mexico, D.F.
     (5255) 5261-2000

                                 SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            GRUPO TELEVISA, S.A.
                                            -----------------------
                                                 (Registrant)



Dated:  July 11, 2003                       By /s/ Jorge Lutteroth Echegoyen
                                            --------------------------------
                                            Name:    Jorge Lutteroth Echegoyen
                                            Title:   Controller, Vice-President